Exhibit 99.101

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Notice of Availability of Proxy Materials for the Annual and Special Meeting of Shareholders of Prometic Life Sciences Inc.

Meeting Date and Location:
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When:	Wednesday, May 9, 2018 10:30 a.m. (Eastern Daylight Time)	Where:	Fairmont The Queen Elizabeth, Room Agora, 900 Rene Levesque Blvd. W., Montreal, Quebec, Canada

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.prometic.com/investors/briefcase

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 25, 2018. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

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For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-888-959-4007.

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - (905) 507-5450 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-888-959-4007.

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Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1  Election of Directors

2  Appointment of the auditors for the ensuing year and authorization granted to the directors to fix the auditors’ remuneration;

3  Ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “B” to the management information circular, to increase the maximum number of Common Shares reserved for issuance under the amended and restated stock option plan;

4  Ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “D” to the management information circular, to increase the maximum number of Common Shares reserved for issuance under the amended and restated restricted share unit plan;

5  Special resolution (the “Consolidation Resolution”), the full text of which is reproduced in Schedule “F” to the management information circular, authorizing the Board to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding Common Shares, such that the trading price of the post-consolidation Common Shares is at a minimum of US$10 per post-consolidation Common Share calculated based on the 5-day volume weighted average trading price of the Common Shares (or such consolidation ratio that will permit the Corporation to meet its objectives with respect to a potential secondary listing on the Nasdaq Stock Exchange) (the “Share Consolidation”), effective as at the discretion of the Board;

6  Ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “G” to the management information circular, to reconfirm and approve the Amended and Restated Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021, as detailed in the management information circular; and

7  Ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “I” to the management information circular, to reconfirm and approve the Amended and Restated Spin-Off Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021, as detailed in the management information circular attached hereto.

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE.

You may vote in the manner indicated in the enclosed Form of Proxy, which includes voting via internet or telephone, or by completing and returning the enclosed Form of Proxy to Broadridge, at the specified address, or to Computershare at the specified address prior 5:00 p.m. (Montreal time) on May 7, 2018, or any adjournment or postponement of the Meeting, in order for your shares to be voted at the Meeting.

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PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial statement delivery • Only Registered and Beneficial holders who opted to receive one	Fold

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